THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 25, 2015

Mr. James Lopez and
Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Panex Resources Inc.
Registration Statement on Form S-1
File No. 333-199871

Dear Mr.  Lopez:

Please be advised that I represent Panex Resources Inc., a Nevada corporation ("Panex") and in response to your letter of comments dated February 4, 2015, please be advised as follows:

Business Operations

Compliance with Rule 419 of the Securities Act

1.  Panex is not a blank check corporation.  Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies."

Panex has a specific plan and purpose.  Panex is an exploration stage company engaged in the acquisition and exploration of mineral properties.  Its specific plan is to explore for gold.  The fact that Panex has not selected a property is not relevant or material to the issue of being a blank check corporation.  In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II. DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "Rule 419 does not apply to offerings by small businesses . . . where a detailed plan of business is developed, but the specific investment properties are unidentified. . . .  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering."   If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.  It has a specific plan of operation and a specific purpose.   Upon selection of the property, it can immediately begin its exploration program as set forth in the registration statement.  Further, Panex has committed the proceeds from this offering to its business plan described in the prospectus in the "Business" section and the "Use of Proceeds" section.

Mr. James Lopez and
Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
RE:	Panex Resources Inc.
Registration Statement on Form S-1
File No. 333-199871
March 25, 2015
Page 2

Further, all information contained in the registration regarding acquiring or merging with an unidentified company or companies has been deleted.  The information, I am advised by the Company, was placed in the registration statement in error.  Panex is an exploration stage company engaged in the acquisition and exploration of mineral properties. It does not now, nor in the future intend to merge with an unidentified company or companies. Further, Panex has a specific purpose. That purpose is to acquire and explore mineral properties.

Finally, it appears from Release 6932 that Rule 419 applies to the issuer, Panex,  and not to affiliates or non-affiliates (selling shareholders) of the issuer.  I understand from you that the Commission has decided that selling shareholders of entities deemed blank check companies must sell their shares in compliance with Rule 419.  I disagree with the Commission's position.  Rule 419 only applies to an "issuer" not selling shareholders.

Therefore, as a matter of law, Panex is not a blank check corporation as defined in section 7(b)(3) of the Act and it is not subject to the provisions or Rule 419 of the Act.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:  Panex Resources Inc.

CCL: jtl